22 Sylvan Way
Parsippany, NJ 07054
June 24, 2010
Via EDGAR AND HAND DELIVERY
Philip L. Rothenberg
Sonia Barros
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Wyndham Worldwide Corporation Form 10-K for the Year Ended December 31, 2009 Filed February 19, 2010 Schedule 14A Filed April 1, 2010 File No. 001-32876
Dear Mr. Rothenberg and Ms. Barros:
     On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated June 8, 2010 (the “Comment Letter”) relating to Schedule 14A filed by the Company on April 1, 2010. For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold.
     We are available at your convenience to discuss these responses with you.

June 24, 2010

Schedule 14A
Oversight of Risk Management, Page 10
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
RESPONSE:
Members of the Company’s senior Human Resources and Legal management groups reviewed and considered whether our compensation programs and policies create risks that are reasonably likely to have a material adverse effect on us and determined that such risks were not present for the period covered by the proxy statement or otherwise. Such determination was reviewed by the Compensation Committee of the Board of Directors. The determination was based on the following factors:
•	All compensation elements and levels of management employees are benchmarked to and are consistent with industry peers.

•	Performance-based compensation (for all eligible employees) is keyed to the Company’s earnings, core performance drivers and individual performance measures so the interests of the Company and management are aligned.

•	Potential maximum annual incentive compensation (for all eligible employees) is capped as a countermeasure against excessive risk-taking.

•	Our compensation program does not reward risk-taking and our strategic objectives are focused on improving the Company’s core operating results without the use of excessive leverage or other high-risk growth strategies.

•	All commission-based sales programs are closely monitored by management for compliance with law and internal policies related to ethics and sound practices.
Accordingly, we do not believe that any disclosure in response to Item 402(s) of Regulation S-K is required.
Shareholder Voting for Election of Directors, page 16
2.	For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Please see Item 401(e)(1) of Regulation S-K.
RESPONSE:
In response to the Staff’s comment, in the 2011 proxy statement we will include a more detailed discussion of the specific experience, qualifications, attributes or skills that led to

June 24, 2010

the conclusion that a particular director or nominee should serve as Director. Set forth below is an example of the more detailed discussion that we would propose to include in the 2011 proxy statement (to the extent applicable).
As a former director of Cendant and a Director of Wyndham Worldwide, Ms. Biblowit has gained a broad understanding of Wyndham Worldwide’s business, operations and culture. Ms. Biblowit’s exceptional leadership experience with iconic research, educational and cultural institutions provides a unique perspective to the Board. As President of The Breast Cancer Research Foundation, Ms. Biblowit brings to the Board marketing skills and a commitment to supporting our communities that add significant value to the Board’s contribution to our success.
Mr. Buckman brings to the Board exceptional leadership, experience and perspective necessary to be our Lead Director. As a former director, Vice Chairman and General Counsel of Cendant and a Director of Wyndham Worldwide, Mr. Buckman has deep experience with Wyndham Worldwide’s business and operations. Mr. Buckman serves as Vice Chairman and General Counsel of leading hedge fund manager York Capital Management, contributing valuable cross-industry experience and depth of knowledge.
Mr. Herrera provides the Board with exceptional leadership and management knowledge. As a former Cendant director and a Director and Chair of the Corporate Governance Committee of Wyndham Worldwide, Mr. Herrera has gained a broad understanding of the role of the Board in our operations. Mr. Herrera’s service as chief executive officer of multidisciplinary management firm Herrera-Cristina Group, Ltd. contributes extensive and varied management, finance and corporate governance experience. His service as President and CEO of the U.S. Hispanic Chamber of Commerce brings valuable government relations expertise to the Board.
Mr. Holmes’ exceptional day-to-day leadership as our CEO provides him with detailed strategic perspective and knowledge of our operations and industry that are critical to the Board’s effectiveness. He possesses extensive public company management experience and is widely recognized as a visionary leader in the global hospitality industry. Under Mr. Holmes’ leadership, we have focused our business on, among other things, generating significant cash flow and building world-renowned hospitality brands, all of which increase shareholder value.
Mr. Mulroney brings exceptional leadership, experience and expertise to the Board. His extensive service as a former Cendant director and a Director of Wyndham Worldwide provides the Board with knowledge of the Company’s business and strategy as well as a historical perspective on our growth and operations. Mr. Mulroney’s service as the Prime Minister of Canada brings to the Board valuable leadership and international business and government relations expertise. He is Senior Partner of renowned international law firm Olgivy Renault, contributing valuable legal experience to the Board. As a director for other multi-national companies, Mr. Mulroney offers valuable perspectives on board operations as well.

June 24, 2010

Ms. Richards’ extensive financial background and exceptional leadership experience provide the Board with financial accounting and management expertise and perspectives. Her service as a former Cendant director and as a Director and member of the Audit Committee of Wyndham Worldwide brings to the Board valuable experience on financial reporting matters that are critical to the Board’s oversight role. Ms. Richards’ service as a CFO and treasurer of leading finance companies allows her to offer important insights into the role of finance in our business and strategy.
Mr. Wargotz’s experience as President and CEO of Cendant’s Lifestyle Division, CFO of Cendant’s Alliance Marketing Segment and Senior Vice President of Cendant’s business development function provides the Board with exceptional leadership and branding and development expertise in areas that are critical to our business. Mr. Wargotz’s senior management experience with Axcess Ventures, an affiliate of Axcess Luxury and Lifestyle, The Milestone Aviation Group and NetJets brings to the Board financial expertise and branding knowledge. As Chair of the Audit Committee of Wyndham Worldwide, he contributes financial reporting and compliance expertise and perspective.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me should you require further information or have any questions.

Very truly yours,
/s/ Thomas G. Conforti
Thomas G. Conforti
Chief Financial Officer Wyndham Worldwide Corporation